July 10, 2007

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST AND SHININGBANK ENERGY INCOME FUND ANNOUNCE RESULTS OF VOTE AND FINAL COURT APPROVAL REGARDING PLAN OF ARRANGEMENT

CALGARY  – PrimeWest Energy Trust (“PrimeWest”) (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; PWI.DB.C; NYSE: PWI) and Shiningbank Energy Income Fund (“Shiningbank”) (TSX:SHN.UN) jointly announce that at Special Securityholders’ Meetings held earlier today, over 95% of the voting Securityholders of both trusts voted in favour of the arrangement to merge. Under the terms of the arrangement, each Shiningbank trust unit is to be exchanged for 0.62 of a PrimeWest trust unit.  The Court of Queen’s Bench of Alberta subsequently granted a final order approving the arrangement. The merger is expected to formally close tomorrow.

Trust Units of PrimeWest trade on the Toronto Stock Exchange (TSX) under the symbol “PWI.UN” and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable Shares of PrimeWest Energy Inc. are listed on the TSX under the symbol “PWX”.  Series I Convertible Debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A”, Series II Convertible Debentures trade under the symbol “PWI.DB.B”, and Series III Convertible Debentures trade under the symbol “PWI.DB.C”.

For further information regarding the benefits of the merger and to learn more about PrimeWest, please visit our website at www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven

Debbie Carver

Manager, Investor Relations

Investor Relations Coordinator

PrimeWest Energy Trust

Shiningbank Energy Income Fund

403-699-7367

403-268-7477

Toll-free:  1-877-968-7878

Toll-free: 1-866-268-7477

E-mail:  investor@primewestenergy.com

E-mail: irinfo@shiningbank.com

PrimeWest Energy Trust, Suite 5100, 150 – 6th Avenue S.W., Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825	Shiningbank Energy Income Fund, Suite 1400, 111 – 5th Avenue S.W., Calgary, Alberta Canada T2P 3Y6 Telephone: (403) 268-7477 Facsimile: (403) 268-7499